

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2022

Jeffrey L. Tate
Executive Vice President and Chief Financial Officer
Leggett & Platt, Incorporated
No. 1 Leggett Road
Carthage, Missouri 64836

   Re: Leggett & Platt, Incorporated
     Form 10-K for Fiscal Year Ended December 31, 2021
     Filed February 22, 2022
     File No. 001-07845

Dear Jeffrey L. Tate:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Manufacturing